SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED
2008 JAN 15 A 7:28
CORPORATE FINANCE

[redacted]

08000223

11 January 2008

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 10 January 2008 which we released to The Stock Exchange of Hong Kong Limited on 10 January 2008 for publication on the website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
JAN 22 2008
THOMSON FINANCIAL

Irene Ko
Company Secretary

Encl

c.c. J P Morgan
- Mr. King Ho

e:\gc\Convertible Bonds\SEC - ltr

US$200,000,000
Zero Coupon Guaranteed Convertible Bonds due 2009
(Stock Code: 2574)

issued by

SHANGRI-LA FINANCE LIMITED
(Incorporated in the British Virgin Islands with limited liability)
Convertible into Shares of, and guaranteed by,

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉（亞洲）有限公司*
website: http://www.ir.shangri-la.com
(Stock Code: 69)

WITHDRAWAL OF LISTING OF THE ZERO COUPON GUARANTEED CONVERTIBLE BONDS DUE 2009 ON THE STOCK EXCHANGE OF HONG KONG LIMITED

Reference is made to the announcement dated 26 November 2007 issued by Shangri-La Asia Limited (the "**Company**") and Shangri-La Finance Limited (the "**Issuer**", a direct wholly-owned subsidiary of the Company) jointly in relation to the redemption of the outstanding Convertible Bonds (the "**Previous Announcement**"). Unless otherwise defined herein, capitalised terms used in this announcement shall have the same meanings as those defined in the Previous Announcement.

On 6 December 2007, all the outstanding Convertible Bonds had been converted into Shares of the Company.

Application has been made to The Stock Exchange of Hong Kong Limited by the Issuer for withdrawal of listing of the Convertible Bonds and such withdrawal of listing is expected to become effective on 16 January 2008.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

By Order of the Board
Shangri-La Finance Limited
Kuok Khoon Loong, Edward
Director

Hong Kong, 10 January 2008

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors. The Board of Directors of the Issuer comprises Mr. Kuok Khoon Loong, Edward, Mr. Lee Yong Sun, Mr. Madhu Rama Chandra Rao and Ms. Teo Ching Leun.

* *for identification purpose only*

END